UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Coleman Cable, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

193459302

(CUSIP Number)

January 28, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 193459302

1.	Names of Reporting Persons The Moric Bistricer 2013 Trust (the “Reporting Person”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,811,566 shares of Common Stock (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,811,566 shares of Common Stock (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,811,566 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) Approximately 9.8% (based on 18,501,016 shares of Common Stock issued and outstanding as of January 3, 2014)
12.	Type of Reporting Person (See Instructions) OO

(1)	Marc Bistricer is the sole trustee of the Reporting Person and has the power to vote and dispose or direct the vote and disposition of the reported shares.

Item 1.

(a)	Name of Issuer

Coleman Cable, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1530 Shields Drive

Waukegan, IL 60085

Item 2.
(a)	Name of Person Filing

The Moric Bistricer 2013 Trust

(b)	Address of Principal Business Office or, if none, Residence

c/o Marc Bistricer

1350 15th St.

Fort Lee, NJ 07024

(c)	Citizenship

New Jersey

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

(e)	CUSIP Number

193459302

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

1,811,566 shares of Common Stock (1)

(b)	Percent of class:

Approximately 9.8% (based on 18,501,016 shares of Common Stock issued and outstanding as of January 3, 2014)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

1,811,566 shares of Common Stock (1)

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

1,811,566 shares of Common Stock (1)

(iv)	Shared power to dispose or to direct the disposition of

0

(1)	Marc Bistricer is the sole trustee of the Reporting Person and has the power to vote and dispose or direct the vote and disposition of the reported shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE MORIC BISTRICER 2013 TRUST

Date: January 29, 2014	By:	/s/ Marc Bistricer
	By:	Marc Bistricer
	Title:	Trustee